

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 15, 2022

Richard Ferrari
Executive Chairman of the Board
Tenon Medical, Inc.
104 Cooper Court
Los Gatos, CA 95032

       Re: Tenon Medical, Inc.
          Amendment No. 3 to Registration Statement on Form S-1
          Filed April 15, 2022
          File No. 333-260931

Dear Mr. Ferrari:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Registration Statement on Form S-1

Item 16. Exhibits and Financial Statement Schedules.
Exhibit 5.1, page II-4

1.   Please have counsel remove the assumption that the company will have sufficient authorized and unissued shares of Common Stock at the time of the issuance of the Shares at the closing. Counsel may not assume that the registrant has sufficient authorized shares. Refer to Section II.B.3.a. of Staff Legal Bulletin No. 19.

You may contact Jeanne Bennett at (202) 551-3606 or Terence O'Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Ansart at (202) 551-4511 or Tim Buchmiller at (202) 551-3635 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jeffrey P. Wofford, Esq.